UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 40-8B25

APPLICATION FOR EXTENSION OF TIME

811-22888

Investment Company Act File Number

Wildermuth Endowment Strategy Fund

(exact name of registrant as specified in its charter)

Delaware	46-435-7531
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization)

11525 Park Woods Circle
Alpharetta, Georgia	30005
(Address of principal executive offices)	(Zip Code)

(678) 222-3100

(Registrant's telephone number)

PART I

Rule 30e-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), requires that a registered management investment company transmit to shareholders of record, at least semi-annually, a report containing the information required to be included in such reports by the company’s registration form under the 1940 Act, which shall be transmitted to shareholders within 60 days after the close of the period for which such report is being made. Rule 30b2-1 under the 1940 Act requires that a registered management investment company file a report on Form N-CSR not later than 10 days after the transmission to shareholders of any report that is required to be transmitted to shareholder under Rule 30e-1. The Registrant’s most recent fiscal year ended December 31, 2017.

On February 28, 2018, the Registrant’s independent public accountant notified its Audit Committee that it was terminating its engagement, and would not complete its scheduled audit of the Fund’s financial statements for the year ended December 31, 2017. The Registrant’s Board of Trustees, including the Audit Committee thereof, is in the process of interviewing independent accounting firms that could serve as the Registrant’s auditor and complete the open audit for fiscal year 2017, but the audit will not be complete as of a date necessary for the Registrant to meet its current filing obligations. It is impractical for the Registrant to transmit to shareholders its annual shareholder report for the period ended December 31, 2017 (the “Annual Report”), or to file the Form N-CSR for the period ended December 31, 2017 (the “Form N-CSR”), within the prescribed timeframes.

Rule 8b-25 under the 1940 Act permits a registered management investment company to file an application for an extension of time if it is impractical to furnish a required report. In light of the facts and circumstances described above, it is impractical for the Registrant to transmit the Annual Report to shareholders by March 1, 2018 and to file the Form N-CSR by March 11, 2018. The Registrant respectfully requests that the date for filing the Form N-CSR be extended to April 25, 2018. This filing also constitutes a written request under rule 30e-1(e) for an extension of time within which the Annual Report must be transmitted to stockholders, to and including April 16, 2018.

The Registrant believes that the requested relief is consistent with the policies and purposes of the 1940 Act as well as the protection of investors. The Registrant will adhere to the following requirements as a condition to the relief requested hereby:

1. The Fund will cease offering shares to the public under its current registration statement until its audited financial statements are available and have been filed with the SEC;

2. The Fund will make appropriate disclosure, through a supplement to its prospectus and otherwise, of the fact of the resignation of the Fund’s independent public accountant and also of the Commission’s grant of the extension sought hereby;

3. The Fund will promptly place a copy of its unaudited financial statement on its website, clearly marked to show their unaudited nature, and will include a note to shareholders on the landing page for its web site with a link to the prospectus supplement or the substance thereof;

4. The Fund will not send out repurchase offer documents without prior discussion with SEC staff, and in any event will postpone providing notice of the offer until April 16, 2018, or earlier if and to the extent that the Fund’s audited financial statements have been produced and filed prior to that date; and

5. The Fund will pay its distribution to shareholders scheduled for March 28th only in cash.

PART II

OTHER INFORMATION

(1) Name and telephone number of person to contact with respect to this notification:

John H. Grady

DLA Piper (U.S.) LLP

1650 Market Street, Suite 4900

Philadelphia, PA 19103

(215) 656-3365

SIGNATURES

The Registrant has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized.

WILDERMUTH ENDOWMENT STRATEGY FUND

By:	/s/ Carol Wildermuth

Date: March 1, 2018